FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005
[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	Estimated average burden hours per response.... 0.5

(Print or Type Responses)
1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer
(Check all applicable)
Huffman, Kenneth J.			Occidental Petroleum Corporation
			OXY				Director	10% Owner
(Last) (First) (Middle)							X Officer (give title	Other (specify
Occidental International Corporation		3.	I.R.S. Identification Number	4.	Statement for Month/Day/Year		below)	below)
1230 Avenue of the Americas, 16th Floor			of Reporting Person, if an
			entity (voluntary)		02/12/2003
(Street)							Vice President - Investor Relations
				5.	If Amendment, Date of Original
New York, New York 10020					(Month/Year)
						7.	Individual or Joint/Group Filing (Check Applicable Line)
(City) (State) (Zip)							X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.	Title of Security	2.	Transaction	2a.	Deemed	3.	Transaction Code	4.	Securities Acquired (A) or		5.	Amount of	6.	Ownership	7.	Nature of
	(Instr. 3)		Date		Execution			Disposed of (D)				Securities		Form:		Indirect
					Date, if any		(Instr. 8)					Beneficially		Direct (D) or		Beneficial
			(Month/Day/					(Instr. 3, 4 and 5)				Owned at End		Indirect (I)		Ownership
			Year)		(Month/Day/							of Month
					Year)	Code	V	Amount	(A) or (D)	Price		(Instr. 3 and 4)		(Instr. 4)		(Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)                               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative	2.	Conver-	3.	Trans-	3a.	Deemed	4.	Transac-	5.	Number of Deriv-	6.	Date Exer-	7.	Title and Amount of	8.	Price	9.	Number	10.	Owner-	11.	Na-
Security	sion or	action	Execu-	tion Code	ative Securities	cisable and Ex-	Underlying	of	of Der-	ship	ture
(Instr. 3)	Exercise	Date	tion	(Instr. 8)	Acquired (A) or	piration Date	Securities	Deriv-	ivative	Form	of In-
Price of	Date,	Disposed of (D)	(Month/Day/	(Instr. 3 and 4)	ative	Secur-	of De-	direct
Deriv-	(Month/	if any	(Instr. 3, 4 and 5)	Year)	Secur-	ities	rivative	Bene-
ative	Day/	ity	Bene-	Secur-	ficial
Security	Year)	(Month/	ficially	ity:	Own-
Day/	(Instr.	Owned	Direct	ership
Year)	Date	Expira-	Amount or	5)	at End	(D) or	(Instr. 4)
Code	V	(A)	(D)	Exer-	tion	Title	Number of	of	Indi-
cisable	Date	Shares	Month	rect (I)
(Instr. 4)	(Instr. 4)

Phantom stock units	1-for-1	02/12/03	A (1)	16,800	(2)	(2)	Common Stock	16,800	$28.80	32,410 (3)	D

Explanation of Responses:

(1)    Phantom stock units issued in connection with an election made pursuant to the Occidental Petroleum Corporation 1995 Incentive Stock Plan to defer receipt of performance stock award.
(2)    Phantom stock units to be settled for common stock upon retirement or termination of employment.
(3)    Includes 140 phantom stock units acquired through October 2002 by reinvestment of dividend equivalent payment.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	/s/ CHRISTEL H. PAULI **Signature of Reporting Person	February 14, 2003 Date
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.		Christel H. Pauli, Attorney-in-Fact for Kenneth J. Huffman